Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

And deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: PotlatchDeltic Corporation

Subject Company: CatchMark Timber Trust, Inc.

Filer’s Commission File Number: 001-36239

Date: May 31, 2022

PotlatchDeltic Corporation (“PotlatchDeltic”) posted the following to its website relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of May 29, 2022 (the “Merger Agreement”), by and among PotlatchDeltic, Horizon Merger Sub 2022, LLC, a wholly owned subsidiary of PotlatchDeltic, CatchMark Timber Trust, Inc. and CatchMark Timber Operating Partnership, L.P.

PotlatchDeltic Merger with CatchMark May 31, 2022 Eric Cremers PotlatchDeltic Corporation President & Chief Executive Officer Brian Davis CatchMark Timber Trust, Inc. President & Chief Executive Officer

Additional Information & Forward-Looking Statements IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION This communication is being made in respect of the proposed merger transaction involving PotlatchDetic Corporation (,.,PotlatchDettic) andCatchMark Timber Trust, Inc. (“CatchMark”). This communication doesnot constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of anyvote or approval, nor shall there be any sate of securities in any jurisdktion in which such offer, solkitation or sale w ould be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connectionw ith the proposed transaction, PotlatchDeftic plans to file w ith the Securities and Exchange Commi2iion (“SEC”) a Registration Statement on Form S-4 that constitutesa prospectusof Potfa:chOettic and wil also i nclude a proxy statement of CatchMark. After the Registration Statement hasbeen declcred effective, CatchMark willm ai1 the definitive proxy statement/prospectus to its stockholders. The proxystatement/prospectus to be filed with the SEC related to the proposed merger will contain important information about PotlatchDeltic, catchMark. the propo. sed transaction and related maner.s. lnve.stors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus) in connection wit h the proposed merger, when available. ln vestorsw ill beable to obtain freecopiesof the proxystatement/ prospectus, when it is filedwith the SEC, through thew ebsite maintained by the SEC at www.sec.gov. In addition, investors will be able to obtai’l freecopiesof the proxy statement/ prospecrusand other documentsfitedw ith the SEC by the partieson PotlatchDet ic’sw ebsite at www.ootlatchdettic.com (which w ebsite isnot incorporated herein by reference), for documentsfiled with theSEC b y PotlatchDettic, or onCatchMark’swebste atwww.catchmark.com (which w ebsite is not incorporated herein by reference), for documentsfiledwith the SEC byCatchMark. PARTICIPANTS IN THE SOLICITATION PotlatchDeftic and catch Mark and their respective di rectors and officers and certain other members of managementand employees may be deemed to be partidpants in the solidtation of proxies from stockholders of catchMark in connection with the merger transaction. Certain information about the directors and executive officers of PodatchOeltic isset forth in i ts Annual Report on Form 1o-K for the year ended December 31, 20 21, whi ch w as filed wi th the SEC on February 17, 20 22, and i ts proxy statement for i ts 2022 annual meeting of stockholders, whi ch w as filed w ith the SEC on March 29, 20 22, and will be contained i n the proxy statement/ prospectus described above when i t is filed wi th the SEC. Certain information about the directors and exerutive officers of COtchMark isset forth in its Annual Report on Fonn 1Q-K for the year ended De-cember 31, 20 21, whi ch w as filed wi th the SEC on March 3, 20 22 and i ts proxy statement for its 2022 annual meeting of stockholders, which w as filed wi th the SEC on Apri1 15, 2022, and will be contained in the proxy statement/ prospectus described above when i t is filed wi th the SEC. You can obtain free copies of these document from PotiatchOeltic and catchMalik using the contact in formation above. NON-GAAP MEASURES This presentation includesnon-GAAP financial information. Definitionsare included in this presentationwhich is available on the company’s website at www.potlatchdettic.com.

Additional Information & Forward-Looking Statements

PotlatchDeltic CatchMark

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements made in this communication and related statements that express PotlatchDeltic's, CatchMark's or their respective management's intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the inability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of CatchMark's stockholders to approve the merger transaction; disruption to PotlatchDeltic's or CatchMark's business, including customer, employee and supplier relationships resulting from the merger transaction; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed merger transaction, and to identify and realize synergies or other expected benefits; the occurrence of any event, change, or other circumstance that could give rise to a termination of the definitive agreement relating to the proposed merger transaction; and other factors described in PotlatchDeltic's and CatchMark's reports filed with the SEC, including their respective annual reports for the year ended December 31, 2021 and subsequent quarterly reports, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, PotlatchDeltic and CatchMark disclaim any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

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Compelling Strategic and Financial Rationale Strategic Rationale Diversified timberland ownership of ~ 2. 2 million acres with ~70%located in strengthening southern markets Remain top-ten U.S. Iumber producer with capacity of 1.1 BBF Broader real estate opportunities, including natural climate solutions Remain the timber REIT with the most leverage to lumber prices and aligned with robust industry fundamentals Expanded bolt-on growth opportunities Financial Rationale Combined market capitalization over $4 billion and enterprise value over $5 billion1 Compelling annual CAD2 synergies of $16 million (run rate basis) Accretive to CAD per share in the first full years Significant cash flow accretion Strong balance sheet and credit metrics Remain committed to investment grade rating

Complementary Businesses

PotlatchDeltic CatchMark

PotlatchDeltic

- 119-year-old forest products company structured as a REIT
- 1.8 million timberland acres diversified across four southern states and Idaho
- Top-10 U.S. lumber manufacturer with six sawmills and 1.1 BBF capacity
- One industrial grade plywood mill
- Rural and development real estate businesses
- Dedicated employees with commitment to maintaining the highest safety standards
- 1,299 employees
- Commitment to environmental and social responsibility and to responsible governance

CatchMark

- 17-year-old timberland owner structured as a REIT
- First publicly traded pure play timber REIT
- ~350,000 acres in strong Alabama, Georgia, and South Carolina markets
- 100% of timberlands located in strong U.S. South markets
- Location near large population centers creates attractive rural land sales opportunities
- 20 employees
- Commitment to environmental and social responsibility and to responsible governance

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Summary of Key Merger Terms

PotlatchDeltic CatchMark

Merger Structure	• Stock-for-stock merger with 0.23 PCH shares issued for each CTT share • Pro forma ownership: PCH stockholders 86%, CTT stockholders 14%
Management & Board	• Chairperson: Mike Covey • President & CEO: Eric Cremers • 10 member Board of Directors: 9 from PCH; 1 from CTT
Location & Name	• Corporate headquarters: Spokane, WA • Regional office maintained in Atlanta, GA • Name: PotlatchDeltic Corporation (Nasdaq: PCH)
Key Closing Conditions	• CatchMark stockholder approval required (majority of total votes outstanding) • Expected to close second half of 2022

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PotlatchDeltic and Catch Mark Combined Portfolio Legend Catch Mark Timberlands Headquarters PotlatchDeltic. Timberlands Wood Proc:luctsFacilities Chen a I Real Estate Headquarters

High Quality Timberland Portfolio With Increased Geographic Diversity PotlatchDeltic Ownership Combined Ownership· ·~-Mi,ssiss.ippi, 5% Alabama, 5% Louisiana, 2% Arkansas, 45<ro Catch Mark Ownership’ _.-)llab;oma, 7’l’o South carolina, 20% Georgia, 62’l’o South carolina, 3% ‘-Louisiana, 1<ro Alabama, 18’l’o ~ I fxdudt<:S MH «:res lot Podatd!Ocltk. I Ududo ~d’lotl tnttve\U lew Urtd ;M;ui. 8

Catch Mark’s Timberlands Are Located in Some of the Strongest Markets in the U.S. South

Catch Mark Operates in Some of the Best Pricing Regions in the U.S. South Rolling 4-guarter Pine Sawlog Price: Rolling4-0uarters Pine Pulpwood Price • PotlatchDeltic Markets • CatchMark Markets D Shared Markets

Proximity of Catch Mark’s Timberlands to Large Population Centers Creates Meaningful Real Estate Opportunities Notable PotlatchDeltic rural real estate transactions: $13 million solar sale in Mississippi Q1 2022 ($7,500 per acre) 72,000-acre conservation sale in Minnesota Q4 2020 ($48 million) $20 million rural land sale in Arkansas Q2 2019 ($11,000 per acre)!

Synergies Expected to Significantly Increase CAD

PotlatchDeltic CatchMark

We expect to achieve estimated annual CAD[1] synergies of $16 million on a run-rate basis within one year.

Category	Additional CAD	Description
Timberlands Management	~20%	Insource timberland management
SG&A	~60%	Efficiently manage public company costs across a larger asset base Achieve efficiencies through integrating systems and processes
Interest	~20%	Refinance CatchMark's debt at lower, below market interest rates utilizing existing PCH interest rate swaps
	+ $16 Million	

1 | Non-GAAP measure; see appendix for definition.

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Capital Allocation II Returning cash to shareholders remains our top capital allocation priority I) The combination and CAD1 synergies provide significant cash flow accretion II Strong coverage for an attractive and growing dividend I) High potential for 2022 special dividend II $49 million share repurchase authorization and l ObS-1 plan remain in place Utilizing forward-starting interest rate swaps reduces interest expense on Catch Mark debt to below-market rates Strong balance sheet and liquidity provide platform for continued growth 11 Robust credit metrics Lowest leverage 2 II of timber REITs 11 Committed to investment grade rating ~ I N~n—GMPme.nute: ~«’ GppendW lu-~ dt-of-inii.Oon. I Pto fu-nN tlC’t debt to entetl)rise value G t0%bbs<.ld Oll Potbtc:hOdtir:‘s dc»iug .stod·!lorice on May 27, 20 22,411<1 there:~~ a»nU41lid’ dcbtiJ!ld onh bftnco os o l March 31, 20 22.

Combining Two Great Companies Highly comple me ntary businesses with increased scale and diversification Enter log markets that a re among the strongest in the U.S. South Expanded bolt-on growth opportunities Timber REIT with the most leverage to lumber prices and aligned with robust industry fundamentals Compelling CAD1 synergies Increasing cash flow provides strong coverage fo r an attractive and growing dividend Strong balance sheet and liquidity provide platform fo r continued growth Dedicated e mployees with commitme nt to the highest safety standards

Definitions Total Adjusted EBITDDA is a non-GAAP measure and is calculated as net income adjusted for interest expense, income taxes, depletion, depreciation and amortization, basis of real estate sold, non-operating pension and other post-retirement benefit costs, pension settlement charge, gains and losses on disposition of fixed assets, net gains and losses on fire damage, and other special items. Cash Available for Distribution {CAD) is a non-GAAP measure and is calculated as cash from operations minus capital expenditures and timberland acquisitions not classified as strategic.

PotlatchDeltic Merger with CatchMark May 31, 2022 Eric Cremers PotlatchDeltic Corporation President & Chief Executive Officer Brian Davis CatchMark Timber Trust, Inc. President & Chief Executive Officer